Exhibit 21

Subsidiaries of Rayonier Advanced Materials Inc.
As of 12/31/2015

Name of Subsidiary	State of Incorporation
Rayonier A.M. Products Inc.	Delaware
Rayonier Performance Fibers, LLC	Delaware